Exhibit 12.1

LAUREATE EDUCATION, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Nine months ended	For the year ended
	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
(Dollar amounts in thousands)	2015	2014	2013	2012	2011	2010
Earnings:
Loss from continuing operations before income taxes, and equity in net loss of affiliates	$(220,224)	$(201,671)	$1,929	$(140,584)	$(65,898)	$(251,317)

Plus: fixed charges
Interest expense (a)	300,145	385,754	350,196	307,728	276,943	237,624
Capitalized interest	—	7,898	5,757	337	301	504
Interest included in rent expense	98,738	129,277	118,073	108,393	105,345	88,229
Total fixed charges	398,883	522,929	474,026	416,458	382,589	326,357

Plus: amortization of capitalized interest	2,073	5,853	4,059	104	190	—

Less: capitalized interest	—	(7,898)	(5,757)	(337)	(301)	(504)
Earnings:	$180,732	$319,213	$474,257	$275,641	$316,580	$74,536

Fixed Charges:	$398,883	$522,929	$474,026	$416,458	$382,589	$326,357

Ratio of earnings to fixed charges	(b)	(b)	1.0	(b)	(b)	(b)

(a)  Interest expense does not include interest relating to liabilities for uncertain tax positions, which the Company records as a component of income tax expense.

(b)  Due to the Company’s losses in 2015, 2014, 2012, 2011 and 2010, the ratio coverage was less than 1:1 in each of those periods. The Company would have needed to generate additional earnings of $218,151, $203,716, $140,817, $66,009 and $251,821 during 2015, 2014, 2012, 2011 and 2010, respectively, in order to achieve a coverage ratio of 1:1 during those periods.